FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             For September 10, 2002

                            Digital Rooster.com Inc.
                 (Exact name of registrant's name into English)

              366 Bay Street, 12th Floor, Toronto, Ontario M5H 4B2
================================================================================
                    (Address of principal executive offices)

                                 (416) 815-1771
                         (Registrant's telephone number)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F. |X|..  Form 40-F....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes.... No |X|....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   ---------

This Form 6-K Report of Foreign Issuer is incorporate by reference into the Registration Statement on Form 20-F of Digital Rooster.com Inc. (Commission No. Commission File No. 00032559).


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INDEX

1. DIGITAL ROOSTER.COM INC. CONSOLIDATED FINANCIAL STATEMENTS QUARTER ENDED JUNE 30, 2002

BASIS OF PRESENTATION

As used in this report, unless the context otherwise indicates, the terms "we," "us," "our" and similar terms, as well as references to " Digital Rooster.com Inc." or the "Company", means Digital Rooster.com Inc.

FORWARD-LOOKING INFORMATION

This document contains forward-looking statements that involve a number of risks and uncertainties. A forward-looking statement is usually identified by our use of certain terminology, including "believes," "expects," "may," "will," "should," "seeks," "pro forma," "anticipates" or "intends" or by discussions of strategy or intentions.

This document contains information about management's view of Digital Rooster.com Inc.'s future expectations, plans and prospects that constitute forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, the doubt as to Digital Rooster.com Inc.'s ability as a going concern, competitive developments, risks associated with Digital Rooster.com Inc.'s growth, regulatory risks, and other factors. Digital Rooster.com Inc. assumes no obligation to update these forward-looking statements to reflect actual results, changes in assumptions or changes in factors affecting such forward-looking statements.

In addition, forward-looking statements depend upon assumptions, estimates and dates that may not be correct or precise and involve known and unknown risks, uncertainties and other factors. Accordingly, a forward-looking statement in this document is not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, you are warned not to rely on the forward-looking statements. Neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. Except for ongoing obligations under the federal securities laws to disclose all material information to investors, we are not undertaking any obligation to update these factors or to publicly announce the results of any changes to our forward-looking statements due to future events or developments.


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
DIGITAL ROOSTER.COM INC
CONSOLIDATED BALANCE SHEET
AS AT JUNE 30, 2002


                                                 2002             2001
ASSETS

Current
Cash                                        $    20,490.00   $       100.00
Accounts Receivable                             325,420.00       205,944.00
Prepaid Expenses and sundry receivables          19,147.00        31,220.00
Total Current Assets                            365,057.00       237,264.00

Capital Assets                                  127,854.00       173,042.00
Goodwill                                        190,501.00       241,680.00
TOTAL ASSETS                                $   683,412.00   $   651,986.00

LIABILITIES

Current
Accounts payable and accrued liabilities    $   656,311.00   $   563,214.00
Deferred Revenue                                336,816.00       167,415.00
Income Tax payable                                2,415.00         2,415.00
Loans payable                                   106,596.00        48,600.00
Due to Shareholders                              93,601.00        98,119.00
Due to Jazz Monkey Media Inc.                                     46,328.00
Note payable                                     90,000.00        90,000.00
Convertible note payable                        125,144.00
Total Current Liabilities                   $ 1,410,883.00   $ 1,016,091.00

SHAREHOLDERS' EQUITY

Capital Stock                                 1,938,009.00     1,418,127.00
Deficit                                      (2,665,479.00)   (1,782,231.00)
Total Shareholders' Equity                     (727,470.00)     (364,104.00)

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY  $   683,412.00   $   651,986.00


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
DIGITAL ROOSTER.COM INC.
CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
THREE MONTHS ENDED JUNE 30, 2002
UNAUDITED


                                   THREE MONTHS ENDED    THREE MONTHS ENDED
                                       30-JUN-02             30-JUN-01
SALES                             $        316,099.00   $        743,797.00

COST OF SALES                               84,866.00            392,659.00

GROSS PROFIT                               231,233.00            351,138.00

EXPENSES
Administrative                             257,242.00            386,176.00
Selling                                     73,859.00            166,296.00
Bandwidth and Computer Expenses             59,973.00             92,145.00
Capital Assets Amortization                 15,621.00             14,322.00
Goodwill Amortization                                             17,060.00
Interest                                     1,213.00              3,876.00

NET PROFIT (LOSS)                 $       (176,675.00)  $       (328,737.00)


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
DIGITAL ROOSTER.COM INC.
CONSOLIDATED STATEMENT OF CASH FLOW
THREE MONTHS ENDED JUNE 30, 2002
UNAUDITED


                                            THREE MONTHS ENDED   THREE MONTHS ENDED
                                                 30-JUN-02            30-JUN-01
OPERATING ACTIVITIES

Net Profit (Loss)                                  (176,676.00)         (328,737.00)
Adjustment for non-cash item:
Amortization of Capital Assets                       15,621.00            31,382.00
CASH FLOW FROM EARNINGS                            (161,054.00)         (297,355.00)

Changes in non-cash operating                       (36,094.00)          114,037.00
assets and liabilities                               36,162.00
CASH EXPENDED IN OPERATING ACTIVITIES              (160,986.00)         (183,318.00)

INVESTING ACTIVITY
Purchase of capital assets                           (8,172.00)           (2,487.00)

CASH EXPENDED IN OPERATING ACTIVITIES                (8,172.00)           (2,487.00)

FINANCING ACTIVITIES

Advances from shareholders                          (16,124.00)           61,818.00
Advances from (to) Jazz Monkey Media Inc.                                 46,328.00
Convertible Note
Loans Payable                                        29,696.00           (27,961.00)
Due from Olaf Cordt                                                        4,930.00
Issuance of capital stock                           167,283.00            68,000.00
CASH PROVIDED BY FINANCING ACTIVITIES               180,854.00           153,115.00

NET CHANGE IN CASH                                   11,697.00           (32,691.00)

CASH, BEGINNING OF PERIOD                             8,793.00            32,791.00

CASH, END OF PERIOD                                  20,490.00               100.00


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                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         DIGITAL ROOSTER.COM INC.
                                               (Registrant)

Date:  September 10, 2002                By: |s| John A. van Arem
                                  President and Chief Executive Officer


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